UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.          )*

PENTAIR, INC.
(NAME OF ISSUER)
COMMON STOCK ($.16 2/3 PAR VALUE PER SHARE)
(TITLE CLASS OF SECURITIES)
709631105
(CUSIP NUMBER)

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT.____(A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7).

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


CUSIP NO. 709631105             13G       PAGE 2A OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, TRUSTEE     04-1867445
    PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    1,819,078.369 SHARES (REPRESENTS 1,819,078.369 CONVERTIBLE PREFERRED
                         SHARES CONVERTED INTO COMMON - RATIO 1 PFD =
                         1 COMMON)
     <F1>
     <F3>
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
     2,098,852.622 SHARES (REPRESENTS 1,819,078.369 CONVERTIBLE
                           PREFERRED SHARES CONVERTED INTO COMMON -
                           RATIO 1 PFD = 1.1538 COMMON)

     <F2>
     <F3>
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,098,852.622 SHARES (REPRESENTS 1,809,078.369 CONVERTIBLE
                           PREFERRED SHARES CONVERTED INTO COMMON -
                           RATIO 1 PFD = 1.1538 COMMON)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.3%

12. TYPE OF REPORTING PERSON*

     BK
CUSIP NO. 709631105             13G       PAGE 2B OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, TRUSTEE     04-1867445
    VARIOUS COLLECTIVE INVESTMENT FUNDS FOR EMPLOYEE BENEFIT PLANS
     AND OTHER INDEX ACCOUNTS                 PENTAIR, INC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    54,200 SHARES
6.  SHARED VOTING POWER
    0 SHARES
7.  SOLE DISPOSITIVE POWER
    56,400 SHARES
8.  SHARED DISPOSITIVE POWER
    0 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    56,400 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    .3%

12. TYPE OF REPORTING PERSON*

    BK
CUSIP NO. 709631105             13G       PAGE 2C OF 5 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON
    STATE STREET BANK AND TRUST COMPANY, TRUSTEE/CO-TRUSTEE 04-1867445
    VARIOUS PERSONAL TRUST ACCOUNTS                 PENTAIR, INC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A __
                                                     B __


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    2,100 SHARES
6.  SHARED VOTING POWER
    0 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    0 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,100 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%

12. TYPE OF REPORTING PERSON*

    BK
                         SCHEDULE 13G        PAGE 3 OF 5 PAGES
ITEM 1.

     (A)  NAME OF ISSUER

          PENTAIR, INC.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          1500 COUNTY ROAD
          B2 WEST
          ST PAUL, MN  55113

ITEM 2.

     (A)  NAME OF PERSON FILING

          STATE STREET BANK AND TRUST COMPANY, TRUSTEE

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE

          225 FRANKLIN STREET, BOSTON, MA 02110


     (C)  CITIZENSHIP

          BOSTON, MASSACHUSETTS


     (D)  TITLE OF CLASS OF SECURITIES

          COMMON STOCK

     (E)  CUSIP NUMBER

          709631105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (B)  _X_  BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                                             PAGE 4 OF 5 PAGES
ITEM 4. OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED

          2,157,352.622 SHARES

     (B)  PERCENT OF CLASS

          10.6%

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
          (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                56,300 SHARES
          (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                1,819,078.369 SHARES
          (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 56,400 SHARES
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 2,098,852.622 SHARES

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE


ITEM 10.  CERTIFICATION

          THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE
          STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

     THIS REPORT IS NOT AN ADMISSION THAT STATE STREET BANK AND TRUST COMPANY IS THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS REPORT, AND STATE STREET BANK AND TRUST COMPANY EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SHARES REPORTED HEREIN PURSUANT TO RULE 13D-4.

                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND
BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         9 FEBRUARY 1995

                         STATE STREET BOSTON CORPORATION
                         STATE STREET BANK AND TRUST COMPANY,
                         TRUSTEE


                         /s/ JANET DENNEEN
                         ASSISTANT SECRETARY










<F1>

COMMON STOCK AND PREFERRED STOCK EACH HAVE ONE VOTE PER SHARE AND VOTE
TOGETHER AS A SINGLE CLASS ON MOST MATTERS.   IN CERTAIN CIRCUMSTANCES,
THE COMMON STOCK AND THE PREFERRED STOCK VOTE AS SEPARATE CLASSES.

<F2>

REPRESENTS NUMBER OF SHARES OF PENTAIR, INC. COMMON STOCK, $.16 2/3 PAR VALUE PER SHARE, (THE "COMMON STOCK") ACQUIRABLE UPON CONVERSION OF THE 1,819,078.36 SHARES OF PENTAIR, INC. 8% CALLABLE CUMULATIVE VOTING CONVERTIBLE PREFERRED STOCK, SERIES 1990 (THE "PREFERRED STOCK") CURRENTLY HELD BY THE PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN (THE "PLAN"). EACH SHARE OF PREFERRED STOCK IS CONVERTIBLE AT THE OPTION OF THE HOLDER AT ANY TIME INTO APPROXIMATELY
1.1538 SHARES OF COMMON STOCK.

<F3>

THE PLAN AND THE TRUST AGREEMENT OF THE PLAN PROVIDE STATE STREET BANK AND TRUST COMPANY (THE "TRUSTEE") WITH NO DISCRETION TO VOTE OR DISPOSE OF SHARES HELD BY THE PLAN. RATHER, THE PLAN PARTICIPANTS CONTROL THE VOTING OF SUCH SHARES AND WHETHER SUCH SHARES WILL BE TENDERED IN RESPONSE TO A TENDER OR EXCHANGE OFFER. ALL ALLOCATED SHARES MUST BE VOTED AND/OR TENDERED IN ACCORDANCE WITH TIMELY INSTRUCTIONS RECEIVED FROM PLAN PARTICIPANTS. ALL UNALLOCATED SHARES AND ALLOCATED SHARES FOR WHICH NO TIMELY INSTRUCTIONS HAVE BEEN RECEIVED MUST BE VOTED AND/OR TENDERED IN THE SAME PROPORTION AS ALLOCATED SHARES FOR WHICH TIMELY INSTRUCTIONS WERE RECEIVED. IT IS THE POSITION OF THE TRUSTEE THAT THE TRUSTEE HAS NO BENEFICIAL OWNERSHIP OVER THE SHARES OF PREFERRED STOCK AND/OR THE UNDERLYING COMMON STOCK HELD BY THE PLAN FOR PURPOSES OF
SECTION 13(D), AND THE TRUSTEE EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES PURSUANT OF RULE 13D-4. THIS SCHEDULE 13G IS BEING FILED SOLELY BECAUSE OF THE RESPONSE OF THE DIVISION OF CORPORATION FINANCE (THE "DIVISION") IN RIO GRANDE INDUSTRIES, INC.. 1090 SEC NO-ACT LEXIS 490 (APRIL 5, 1989), IN WHICH THE DIVISION TOOK THE POSITION THAT A TRUSTEE OF A PLAN, WHICH INCLUDED PASS-THROUGH VOTING AND TENDERING PROVISIONS FOR BOTH ALLOCATED AND UNALLOCATED SHARES, WAS THE BENEFICIAL OWNER OF ALL UNALLOCATED SHARES AND SHARES FOR WHICH INSTRUCTIONS WERE NOT RECEIVED FOR PURPOSES OF SECTION 13(D).